May 6, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-6010

Re:	Loews Corporation (the “Company”)
Comment Letter dated April 22, 2008 (the “Comment Letter”)
Form 10-K for fiscal year ended December 31, 2007
Filed on February 27, 2008
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated April 22, 2008 from the Commission (the “Comment Letter”) with regard to the above captioned filing.  Our responses to the Comment Letter are set forth below. To the extent applicable, our responses are consistent with the responses provided separately by our subsidiary, CNA Financial Corporation (“CNA”).  Our responses are organized by reference to the applicable numbers used in the Comment Letter.  For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our responses.

Form 10-K for the fiscal year ended December 31, 2007
Business
HighMount Exploration and Production LLC, page 19

Comment 1

Please submit to us the petroleum engineering reports - in hard copy and electronic digital format - you used as the basis for HighMount's 2007 proved reserve disclosures.  The reports should include:

a)         One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)         Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)      reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

d)         each of these six largest properties.  Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three developed properties.  Also include base maps for each PUD property/field that identify existing well and PUD locations as well as producing status.  You may contact us for assistance in this or any other matter.

Company Response

As requested, we are providing supplementally the petroleum engineering reports and other requested information - in hard copy and electronic digital format – which we used as the basis for HighMount's 2007 proved reserve disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments
Asset-backed and Sub-prime Mortgage Exposure, page 129

Comment 2

Please revise to discuss whether the investment grade rating on these exposures is dependant on guarantees issued by third parties, and if so, disclose the rating without the guarantee.  For both these guarantees and the CDS purchased, disclose the exposure to guarantor/counterparty default.

Company Response

The securities of certain asset-backed and sub-prime mortgage issuers held in the Company’s portfolio are guaranteed by mono-line insurers.

The Investments section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) on page 127 of our Form 10-K for the year ended December 31, 2007 (the 2007 10-K) included the following disclosure related to our exposure to mono-line insurers:

“Within CNA’s overall investment portfolio, $3,810 million of CNA’s securities are rated AAA as a result of insurance from six different mono-line insurers. Insured municipal bonds are $3,602 million of this total and represent 47.0% of CNA’s total municipal bond holdings. The underlying average credit quality of the municipal bonds would be A+ without the benefit of the insurance. Should the insurance be deemed worthless, we do not believe there would be a material impact to our results of operations or financial condition.”

The $3,810 million referenced in the disclosure above represents our entire exposure to mono-line insurers for all classes of securities; however, we only disclosed the underlying rating without the mono-line guarantee for municipal bonds.  Included in the $208 million exposure on security classes other than municipal bonds ($3,810 million minus $3,602 million) is $137 million related to the asset-backed and sub-prime mortgage securities discussed on page 129.  This amount is only 1% of the total asset-backed and sub-prime mortgage securities.  Of this amount, only $37 million relates to sub-prime mortgage and Alt-A securities.  The underlying average credit quality of all of the asset-backed and sub-prime mortgage securities would be A+ and none of the securities would be rated below investment grade without the benefit of the insurance.

At December 31, 2007 we held $80 million of notional value of credit default swaps (CDS) for purposes of economically hedging portions of our asset-backed holdings.  The fair value of these CDS positions was $58 million as of that same date, and $10 million of that amount was collateralized by cash.  The CDS positions were among six different counterparties that had an average credit rating of AA-.  These CDS positions were no longer held as of March 31, 2008.

The MD&A section of our first quarter 2008 Form 10-Q includes the following additional disclosure in the updated disclosure related to asset-backed and sub-prime mortgage exposure (the first sentence is the same as the disclosure in the 2007 10-K, the new language is underlined):

“Of the securities with sub-prime exposure, approximately 98.0% were rated investment grade, while over 99.0% of the Alt-A securities were rated investment grade. CNA believes that each of these securities would be rated investment grade even without the benefit of any applicable third-party guarantees.”

We respectfully submit based on the facts noted above and the additional disclosure included in our first quarter filing that no revision to the 2007 10-K is warranted.

Comment 3

You disclosed that your fixed maturity investment portfolio was valued in part based on market prices provided by a third party pricing service.  While you are not required to make reference to the independent pricing service, when you do you must also disclose the name of the independent pricing service.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

Company Response

We do not believe our references to third party pricing services in our periodic reports require us to obtain any consents.  Nevertheless, we have not included any references to such third party pricing services in our first quarter 2008 Form 10-Q.

Financial Statements - December 31, 2007
Note. 1.  Summary of Significant Accounting Policies
Revenue Recognition, page 149

Comment 4

Please provide the disclosures required by EITF 90-22 related to these gas imbalances.  Refer to the second paragraph of the "EITF Discussion" section of that document.

Company Response

At December 31, 2007 HighMount recorded a receivable of 78,078 Mcf valued at approximately  $0.15 million, and a payable of 221,586 Mcf valued at approximately $0.19 million. We consider these amounts to be immaterial.  In future filings we will specify the amounts of such receivables and payables, if material.  If such amounts are not material, we will omit the discussion of revenue recognition for gas imbalances.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing are inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via fax at (212) 521-2329.

Very truly yours,

By:	/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President
and Chief Financial Officer